Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

On April 23, 2024, EQT Corporation (“EQT” or “Parent”) posted its Q1 2024 earnings presentation on its investor relations website. The following are excerpts from the presentation that relate to EQT’s proposed acquisition (the “transaction”) of Equitrans Midstream Corporation (“Equitrans” or the “Company”):

1 4/23/20 24 1 Investor Presentation April 23, 2024 First Quarter 2024 Results

2 The Securities and Exchange Commission (“SEC”) permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations . This presentation contains certain terms and estimates that are prohibited from being included in filings with the SEC pursuant to the SEC’s rules . The SEC views such terms and estimates as inherently unreliable and these estimates may be misleading to investors unless the investor is an expert in the natural gas industry . Additionally, the SEC strictly prohibits companies from aggregating proved, probable and possible ( 3 P) reserves in filings with the SEC due to the different levels of certainty associated with each reserve category . This presentation contains forward - looking statements within the meaning of Section 21 E of the Securities Exchange Act of 1934 , as amended, and Section 27 A of the Securities Act of 1933 , as amended . Statements that do not relate strictly to historical or current facts are forward - looking . Without limiting the generality of the foregoing, forward - looking statements contained in this presentation include, but are not limited to, the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of EQT Corporation and its subsidiaries (collectively, “EQT”), including guidance regarding EQT’s strategy to develop its reserves ; drilling plans and programs (including the number and type of drilling rigs and the number of frac crews to be utilized by EQT, the projected amount of wells to be turned - in - line and the timing thereof) ; projected natural gas prices, basis and average differential ; the impact of commodity prices on EQT's business ; projected production and sales volumes, including liquified natural gas (“LNG”) volumes and sales and projected demand ; the potential final terms of definitive LNG tolling agreements EQT is considering entering into, if at all ; projected U . S . natural gas power load growth and demand ; projected well costs and unit costs ; EQT's ability to successfully implement and execute its operational, organizational, technological and environmental, social and governance (“ESG”) initiatives, including its emissions reduction goals and carbon offset projects and the timing thereof ; potential and pending acquisitions or other strategic transactions, including EQT’s pending transaction with Equitrans Midstream Corporation (“Equitrans Midstream”) and the pending transaction with Equinor, the timing thereof and EQT’s ability to achieve the intended operational, financial and strategic benefits from any such transactions or from any recently completed strategic transactions ; the amount and timing of any redemptions, repayments or repurchases of EQT's common stock, outstanding debt securities or other debt instruments ; EQT’s ability to reduce its debt and the timing of such reductions, if any ; projected dividends, if any ; projected free cash flow, adjusted operating cash flow, and adjusted EBITDA ; liquidity and financing requirements, including funding sources and availability ; EQT's ability to maintain or improve its credit ratings, leverage levels and financial profile, and the timing of achieving such improvements, if at all ; EQT’s hedging strategy and projected margin posting obligations ; EQT’s tax position and projected effective tax rate ; and the expected impact of changes in laws . The forward - looking statements included in this presentation involve risks and uncertainties that could cause actual results to differ materially from projected results . Accordingly, investors should not place undue reliance on forward - looking statements as a prediction of actual results . EQT has based these forward - looking statements on current expectations and assumptions about future events, taking into account all information currently known by EQT . While EQT considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s control . These risks and uncertainties include, but are not limited to, volatility of commodity prices ; the costs and results of drilling and operations ; uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future ; the assumptions underlying production forecasts ; the quality of technical data ; EQT’s ability to appropriately allocate capital and other resources among its strategic opportunities ; access to and cost of capital, including as a result of rising interest rates, inflation and other economic uncertainties ; EQT’s hedging and other financial contracts ; inherent hazards and risks normally incidental to drilling for, producing, transporting and storing natural gas, NGLs and oil ; cybersecurity risks and acts of sabotage ; availability and cost of drilling rigs, completion services, equipment, supplies, personnel, oilfield services and sand and water required to execute EQT’s exploration and development plans, including as a result of supply chain and inflationary pressures ; risks associated with operating primarily in the Appalachian Basin and obtaining a substantial amount of EQT’s midstream services from Equitrans Midstream ; the ability to obtain environmental and other permits and the timing thereof ; government regulation or action, including regulations pertaining to methane and other greenhouse gas emissions ; negative public perception of the fossil fuels industry ; increased consumer demand for alternatives to natural gas ; environmental and weather risks, including the possible impacts of climate change ; risks related to the pending transaction with Equitrans Midstream and the pending transaction with Equinor, including potential delays in consummation, including as a result of regulatory proceedings, the risk that EQT’s shareholders or Equitrans Midstream’s shareholders do not approve the transaction with Equitrans Midstream, the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by EQT, EQT’s ability to integrate the acquired operations and assets in a successful manner and in the expected time period and the possibility that any of the anticipated benefits and projected synergies of such transactions will not be realized or will not be realized within the expected time period ; and disruptions to EQT’s business due to acquisitions, divestitures and other strategic transactions . These and other risks are described under the “Risk Factors” section and elsewhere in EQT's Annual Report on Form 10 - K for the year ended December 31 , 2023 , the “Risk Factors” section in EQT's Quarterly Report on Form 10 - Q for the quarterly period ended March 31 , 2024 to be filed with the SEC, and in other documents EQT files from time to time with the SEC . Any forward - looking statement speaks only as of the date on which such statement is made, and except as required by law, EQT does not intend to correct or update any forward - looking statements, whether as a result of new information, future events, or otherwise . This presentation also refers to non - GAAP financial measures, including adjusted EBITDA, adjusted operating cash flow, free cash flow, free cash flow yield, PV - 10 , LTM leverage and net debt . These non - GAAP financial measures are not alternatives to GAAP measures and should not be considered in isolation or as an alternative for analysis of EQT’s results as reported under GAAP . Certain items excluded from these non - GAAP measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital, tax structure, and historic costs of depreciable assets . For additional disclosures regarding these non - GAAP measures, including definitions of these terms and reconciliations to the most directly comparable GAAP measurers, please refer to the appendix of this presentation . Cautionary Statements Investor Contact EQT Plaza 625 Liberty Avenue, Suite 1700 Pittsburgh, PA 15222 Cameron Horwitz Managing Director, Investor Relations & Strategy Cameron . Horwitz@eqt . com 412 . 395 . 2555 EQT Corporation (NYSE : EQT)

3 First Quarter 2024 Highlights Strong execution, announced transformative acquisition of ETRN and material value from non - operated asset divesture Average Realized Price $3.22 per Mcfe Free Cash Flow (1) $402 Million Capital Efficiency (2) $1.03 per Mcfe Total Operating Costs $1.36 per Mcfe Adjusted EBITDA (1) $1,012 Million Total Sales Volumes 534 Bcfe Capital Expenditures $549 Million KEY RESULTS 1Q24 › STRONG EXECUTION: First quarter production towards the high end of guidance adjusted for strategic curtailments, reflecting continued operational efficiency gains and strong well performance › LOWER COSTS: LOE below low end of guidance range despite curtailments driven by benefits from water infrastructure investments › RAPID DE - LEVERAGING: Net debt (1) down from $5.7 B at YE23 to $4.9 B at 1Q24, with cash proceeds to be received from pending non - op sale to reduce debt further › ETRN ACQUISITION: Announced the acquisition of Equitrans Midstream, which will create a premier vertically integrated natural gas business that is well positioned to be a globally competitive American energy leader › MVP UPDATE: Recent MVP in - service filing with FERC significantly de - risks path to ETRN deal consummation and EQT’s ability to serve growing power generation demand in the Southeast region › NEPA NON - OP SALE: Announced agreement with Equinor to sell 40% of EQT’s non - operated natural gas assets in NEPA for total value of >$1.1 B (3) › LNG UPDATE: Signed second non - binding Heads of Agreement with Texas LNG to upsize liquefaction tolling capacity from 0.5 million tonnes per annum to 2 million tonnes per annum (4) 1Q24 AND RECENT HIGHLIGHTS 1. Non - GAAP measure. See appendix for definition. 2. “Capital Efficiency” is calculated as capital expenditures divided by total sales volumes. 3. Includes expected synergies and development plan optimization. 4. Final terms remain subject to negotiation of a definitive tolling agreement between the parties thereto.

4 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 Long-Term PF EQT + ETRN A B EQT C D E F ETRN Transaction Drives Peer - Leading Cost of Supply Integrated business model drives differentiated free cash flow durability and a resilient credit profile even at low prices NYMEX GAS PRICE NEEDED TO GENERATE FREE CASH FLOW (1) $/MMBtu 1. Non - GAAP measure. See appendix for definition. Peer data sourced from March 2024 J.P. Morgan Natural Gas Reservoir Report, assumes 2024 - 2025 average FCF breakeven, before the effects of hedging. Standalone EQT (2024 - 2025 average) and long - term pro forma EQT and ETRN FCF breakeven sourced from internal EQT estimates. Peers consist of AR, CHK, CNX, GPOR, RRC and SWN. 2. FCF breakeven is defined as the average Henry Hu b p rice needed to generate positive free cash flow, a non - GAAP measure (see appendix for definition). 3. Average daily NYMEX gas se ttlement price in 2020 of $1.99/MMBtu. VERTICAL INTEGRATION MATERIALLY REDUCES FCF BREAKEVEN (2) MULTI - DECADE LOW GAS PRICE (3) When a company is selling a product with commodity - like economic characteristics, being the low - cost producer is all - important. “ WARREN BUFFETT ” VERTICALLY INTEGRATED BUSINESS MODEL CREATES A STRUCTURAL HEDGE

5 ~$2.50 ~$0.35 ~$0.27 ~$0.12 ~$0.06 ~$0.08 ~$0.10 ~$2.00 ~$0.12 ~$0.08 ~$1.80 EQT Gathering Third-Party Revenue MVP Impact G&A LOE ETRN CapEx EQT + ETRN Base Synergies Upside Synergies Post-Synergies EQT + ETRN ETRN Acquisition Transforms EQT’s Pro Forma Cost Structure Immediate, material cost declines with significant upside from synergy capture 2025E UNLEVERED FCF BREAKEVEN (1) PRO FORMA COST STRUCTURE (2) $/Mcfe 1. Unlevered FCF breakeven is defined as the average Henry Hub price needed to generate positive unlevered free cash flow, a non - GAAP measure (see appendix for definition) . 2. Excludes pending non - operated transaction with Equinor and does not assume any future asset sales. Presented for illustrative purposes and may not reflect actual financial reporting presentation of the proposed ETRN acquisition. VERTICAL INTEGRATION DRIVES SIGNIFICANT COST STRUCTURE IMPROVEMENT PER UNIT COST DECLINES › Gathering cost elimination, third - party revenue and MVP ownership provide ~74¢ of total gross cost structure improvement • Intercompany elimination drives ~35¢ reduction in pro - forma gathering rates • Third - party business provides revenue that effectively dilutes EQT cost structure by ~27¢ • MVP equity ownership provides additional cash flow that effectively lowers cost structure by a further ~12¢ PER UNIT COST INCREASES › Partial offsets from ~6¢ higher G&A, ~8¢ higher operating costs, and ~10¢ of ETRN maintenance CapEx NET PER UNIT COST STRUCTURE IMPACT › Total day one cost structure improvement of ~50¢, with an additional ~20¢ of synergy capture opportunity

6 MVP PROVIDES UNIQUE ACCESS TO PREMIUM SOUTHEAST REGION › 1.2 Bcf/d of MVP capacity and LT firm sales with the region’s largest utilities means EQT’s natural gas will underpin data center build out in the southeastern U.S. › Significant price exposure to Transco Zones 4 and 5 South, which will be premium regions for the foreseeable future › Plan to pursue MVP expansion to increase capacity from 2 Bcf/d to 2.5 Bcf/d, providing even greater opportunity to meet growing power generation needs across premium regions ASSETS IDEALLY SITUATED TO MEET, CATALYZE PJM DEMAND › Data centers, additional coal retirements will drive material PJM demand growth in proximity to EQT’s assets › EQT has already established first - mover advantage ; announced physical gas supply agreements with the largest utilities in the region at premiums to local and Henry Hub pricing › Peer - leading EQT inventory depth coupled with Equitrans’ midstream systems creates one stop shop to provide clean, reliable and affordable natural gas 2 1 EQT Well Positioned to Service Burgeoning Data Center Demand Integrated business model provides “well - to - watt” solution to meet power demand from data center and AI growth EQT IDEALLY SITUATED TO SERVICE GROWING AI DEMAND (1) 2 1 1. Data center locations sourced from Data Center Map.

7 $- $5 $10 $15 $20 $25 $30 $2.75 $3.50 $4.25 $5.00 ($5) $0 $5 $10 $15 $20 $25 $30 EQT EQT + ETRN A B C D E F G Peer - Leading Pro - Forma Free Cash Flow Durability ETRN acquisition de - risks free cash flow generation, while unlocking unhedged upside 2025E – 2029E PRO FORMA CUMULATIVE FCF (1) $ B EXCLUDES $175 MM PER ANNUM OF UPSIDE SYNERGY POTENTIAL FROM ETRN ACQUISITION 2025E – 2029E CUMULATIVE FCF SENSITIVITY (1,2) $ B 1. Non - GAAP measure. See appendix for definition. 2. Based on EQT modeling and management estimates relating to 2025E – 2029E, using EQT internal estimates for EQT and PF and peers’ public disclosures and guidance for peers. Peers consist of AR, CHK, CNX, CRK, GPOR, RRC and SWN. Assumes $2.75/MMBtu and $60/Bbl in the low - price scenario and $5.00/MMBtu and $80/Bbl in the high - price scenario, both cases assume NGLs 40% of WTI. EQT PROVIDES INVESTORS UNRIVALED RISK - ADJUSTED RETURN IN A VOLATILE WORLD $5.00/ MMBTU $2.75/ MMBTU Pure - Play Appalachian Producer Haynesville Producer Multi - Basin Producer

8 - 1,000 2,000 3,000 4,000 5,000 EQT EQT + ETRN E A G C B F D $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 EQT EQT + ETRN A B C D E F G 2025E UNLEVERED FCF BREAKEVEN (1) $/MMBtu INVENTORY DEPTH (4) Total net locations 2025E UNLEVERED FCF (2) CONVERSION (3) % Peer Comps Highlight Differentiated Business Profile EQT + ETRN in a league of its own vs. natural gas peers Note: All charts include peers AR, CHK, CNX, CRK, GPOR, RRC and SWN. 2025E estimates assume $3.50/MMBtu, $65/Bbl and NGLs 40% of WTI. 2025E Unlevered FCF Breakeven, 2025 Unlevered FCF Conversion and 2025E Recycle Ratio are based on EQT internal estimates f or EQT and PF and peers’ public disclosures and guidance for peers. 1. Unlevered FCF breakeven is defined as the average Henr y H ub price needed to generate positive unlevered free cash flow (a non - GAAP measure, see appendix for definition). 2. Non - GAAP measure. See appendix for defin ition. 3. FCF conversion is defined as unlevered free cash flow (a non - GAAP measure, see appendix for definition), less capital expenditures / adjusted EBITDA (a non - GAAP measure, see appendix for definition), less cash settlements from derivative instrume nts. The Company has not provided reconciliations of FCF conversation to net cash provided by operating activities because the Company is unable to project net ca sh provided by operating activities. See appendix for further information. 4. Source: Enverus Gas 4Q23 NAV Compass. A SUPERIOR NATURAL GAS BUSINESS MODEL LOWEST COST OF SUPPLY › Reduces EQT’s unlevered FCF breakeven (1) by >$0.50/MMBtu › Expect to generate >$2 B FCF (2) before Haynesville operators generate first dollar DEEPEST CORE INVENTORY › Integrated midstream platform transforms inventory quality, further differentiating asset base and resource depth UNRIVALED VALUE CREATION › Improves cash flow quality through higher FCF conversion and recycle ratios › Valuation multiples reflect quality of underlying business free cash flows, with EBITDA a relic of the growth era + BREAKEVEN PRICING Pure - Play Appalachian Producer Haynesville Producer Multi - Basin Producer -10% 0% 10% 20% 30% 40% 50% 60% EQT EQT + ETRN A B D C E F G

9 $0 $2 $4 $6 $8 $10 $12 $14 EQT ETRN Asset Sale Proceeds Retirement Target YE25 Debt Target High Confidence De - Leveraging Pathway PRO FORMA DEBT PROFILE AND TARGETS $ B LONG - TERM TOTAL DEBT TARGET OF $5 - $7 B 12 – 18 months post - close UNWAVERING COMMITMENT TO INVESTMENT GRADE CREDIT › Acquisition eliminates EQT’s operating leverage by integrating away ~$11 B of future ETRN contractual commitment liabilities (1) › EQT has fully vetted pro forma balance sheet with S&P, Moody’s, and Fitch › Pro forma business evaluated on a hybrid upstream / midstream ratings structure that appreciates merits of integrated business model and improved cash flow durability HIGH CONFIDENCE DEBT RETIREMENT PATHWAYS › Identified >$5 B of debt reduction via asset sales and organic free cash flow generation ASSET SALES: $3 - $5 BILLION › Upstream: Announced sale of 40% of non - operated NEPA assets to Equinor for a value of >$1.1 B, (2) including $500 MM of cash ; plan to opportunistically divest remaining 60% › Midstream: Potential divestment of non - core or portions of the regulated assets of ETRN ORGANIC DE - LEVERAGING: $1 – $3 BILLION › Business will generate durable free cash flow; 2024E - 2028E cumulative free cash flow (3) expected to be ~2x combined debt due by 2028 › EQT transaction history and balance sheet stewardship underscores our commitment to low absolute debt and leverage HIGH CONFIDENCE DE - LEVERAGING PATHWAYS 1. Volume commitments include gathering, water and MVP. 2. Includes synergies and development plan optimization.3. Non - GAAP measure. See appendix for definition. Asset sales, free cash flow provide low - risk path to $5+ billion of debt repayment post ETRN acquisition close

EQT + Equitrans is the Must-Own Energy Company

World class, vertically integrated natural gas company creates unparalleled investment opportunity

EQT + ETRN COMBINATION CREATES THE MUST-OWN ENERGY COMPANY

› *Top U.S. natural gas producer with long-term* ***$2.00/MMBtu pro forma FCF breakeven(1)*** *drives durable free cash flow*
› *Low-cost profile* ***mitigates downside*** *pricing exposure while allowing* ***upside opportunity capture***

VERTICAL INTEGRATION UNLOCKS DIFFERENTIATED VALUE CREATION

› *Pro forma free cash flow breakeven drives* ***unmatched free cash flow generation across commodity cycles***
› *$250 MM per year of high-confidence synergies assumed with* ***$425+ MM of synergies identified*** *in total*

PREMIER PURE-PLAY APPALACHIAN PRODUCER

› ***~1,100,000 EQT core net acres*** *with world-class operating capabilities and pro forma* ***>3,000 miles of pipeline***
› *~4,000 de-risked locations provides* ***decades of inventory & repeatable performance***

LOW COST OF CAPITAL, INVESTMENT GRADE BALANCE SHEET

› ***Investment grade credit profile*** *and de-leveraging plan fully vetted by all three credit rating agencies*
› ***S&P 500 inclusion*** *drives liquidity and low cost of capital*

MODERN, DATA-DRIVEN OPERATING MODEL

› *Drives a culture of* ***organizational transparency*** *to maximize operating efficiencies*
› *Super-charges the* ***speed and quality*** *of acquisition integrations with a proven track record*

ESG LEADERSHIP, LOW EMISSIONS INTENSITY

› *Entrepreneurial management team with* ***proven track record and outperformance***
› *Peer-leading emissions reduction targets, targeting* ***net zero(2) by or before 2025***

1. FCF breakeven is defined as the average Henry Hub price needed to generate positive free cash flow , a non-GAAP measure (see appendix for definition). 2. "Net zero" refers to net zero Scope 1 and Scope 2 greenhouse gas emissions, in each case from assets owned by EQT on June 30, 2021 (i.e., when EQT announced its net zero goal). Scope 1 greenhouse gas emissions are based exclusively on emissions reported to the U.S. Environmental Protection Agency (EPA) under the EPA's Greenhouse Gas Reporting Program (Subpart W) for the onshore petroleum and natural gas production segment.

11 2024 2023 2023 2022 Net income 103,063$ 1,219,233$ 1,734,544$ 1,780,942$ Add (deduct): Interest expense, net 54,371 46,546 219,660 249,655 Income tax expense 24,302 356,646 368,954 553,720 Depreciation and depletion 486,750 387,685 1,732,142 1,665,962 (Gain) loss on sale/exchange of long-lived assets 147 16,528 17,445 (8,446) Impairment of contract asset - - - 214,195 Impairment and expiration of leases 9,209 10,546 109,421 176,606 (Gain) loss on derivatives (106,511) (824,852) (1,838,941) 4,642,932 Net cash settlements received (paid) on derivatives 451,004 157,000 900,650 (5,927,698) Premiums (paid) received for derivatives that settled during the period (34,669) (99,417) (322,869) (27,587) Other expenses (a) 22,852 19,662 84,043 57,331 (Income) loss from investments (2,260) (4,764) (7,596) 4,931 Loss on debt extinguishment 3,449 (6,606) 80 140,029 Adjusted EBITDA 1,011,707$ 1,278,207$ 2,997,533$ 3,522,572$ (Thousands) Three Months Ended Years Ended March 31, December 31, Non - GAAP Financial Measure Adjusted EBITDA Adjusted EBITDA is defined as net income, excluding interest expense, income tax expense, depreciation and depletion, loss on sale/exchange of long - lived assets, impairments, the revenue impact of changes in the fair value of derivative instruments prior to settlement and certain other items that the Company's management believes do not reflect the Company's core operating performance . The Company’s management believes that this measure provides useful information to investors regarding the Company’s financial condition and results of operations because it helps facilitate comparisons of operating performance and earnings trends across periods by excluding the impact of items that, in their opinion, do not reflect the Company’s core operating performance . For example, adjusted EBITDA reflects only the impact of settled derivative instruments and excludes the often - volatile revenue impact of changes in the fair value of derivative instruments prior to settlement . The table below reconciles adjusted EBITDA with net income, the most comparable financial measure as calculated in accordance with GAAP, as derived from the Statements of Condensed Consolidated Operations to be included in the Company's Form 10 - Q for the three months ended March 31 , 2024 and in the Company’s Annual Report on Form 10 - K for the year ended December 31 , 2023 . The Company has not provided projected net income (loss) or a reconciliation of projected adjusted EBITDA to projected net income (loss), the most comparable financial measure calculated in accordance with GAAP . Net income (loss) includes the impact of depreciation and depletion expense, income tax expense (benefit), the revenue impact of changes in the projected fair value of derivative instruments prior to settlement and certain other items that impact comparability between periods and the tax effect of such items, which may be significant and difficult to project with a reasonable degree of accuracy . Therefore, projected net income (loss), and a reconciliation of projected adjusted EBITDA to projected net income (loss), are not available without unreasonable effort . (a) Other expenses primarily consist of transaction costs associated with acquisitions and other strategic transactions, costs re lat ed to exploring new venture opportunities and executive severance.

12 2024 2023 2023 2022 (Thousands) Net cash provided by operating activities 1,155,663$ 1,662,768$ 3,178,850$ 3,465,560$ (Increase) decrease in changes in other assets & liabilities (205,122) (425,676) (383,632) (99,229) Adjusted operating cash flow 950,541$ 1,237,092$ 2,795,218$ 3,366,331$ Less: Capital expenditures (548,987) (468,905) (1,925,243) (1,440,112) Add: Capital expenditures attributable to noncontrolling interests - 5,378 8,549 12,796 - Free cash flow 401,554$ 773,565$ 878,524$ 1,939,015$ Three Months Ended Years Ended March 31, December 31, Non - GAAP Financial Measure Adjusted Operating Cash Flow, Free Cash Flow, Free Cash Flow Yield and Unlevered Free Cash Flow Adjusted operating cash flow is defined as net cash provided by operating activities less changes in other assets and liabilities . Free cash flow is defined as adjusted operating cash flow less accrual - based capital expenditures, excluding capital expenditures attributable to noncontrolling interests . Free cash flow yield is defined as free cash flow divided by market capitalization . Unlevered free cash flow is defined as free cash flow, less interest expense . Adjusted operating cash flow, free cash flow, free cash flow yield and unlevered free cash flow are non - GAAP supplemental financial measures the Company's management believes provide useful information to investors regarding the Company's liquidity, including the Company's ability to generate cash flow in excess of its capital requirements and return cash to shareholders . The table below reconciles adjusted operating cash flow and free cash flow with net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP, as derived from the Statements of Condensed Consolidated Cash Flows to be included in the Company’s Form 10 - Q for the three months ended March 31 , 2024 and the Statements of Consolidated Cash Flows included in the Company's Annual Report on Form 10 - K for the year ended December 31 , 2023 . The Company has not provided projected net cash provided by operating activities or reconciliations of projected adjusted operating cash flow, free cash flow, free cash flow yield and unlevered free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP . The Company is unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred . The Company is unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its payments and its customers’ payments, with accuracy to a specific day, months in advance . Furthermore, the Company does not provide guidance with respect to its average realized price, among other items, that impact reconciling items between net cash provided by operating activities and adjusted operating cash flow and free cash flow, as applicable . Natural gas prices are volatile and out of the Company’s control, and the timing of transactions and the income tax effects of future transactions and other items are difficult to accurately predict . Therefore, the Company is unable to provide projected net cash provided by operating activities, or the related reconciliations of projected adjusted operating cash flown free cash flow, free cash flow yield and unlevered free cash flow to projected net cash provided by operating activities, without unreasonable effort .

13 Information About Proxy Solicitation IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS ; ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between EQT and Equitrans, EQT intends to file with the U . S . Securities and Exchange Commission (“SEC”) a registration statement on Form S - 4 (the “registration statement”) that will include a joint proxy statement of EQT and Equitrans and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”) . EQT and Equitrans also intend to file other documents regarding the proposed transaction with the SEC . This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document EQT or Equitrans may file with the SEC . BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, EQUITRANS, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS . After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Equitrans . Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Equitrans through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at www . ir . eqt . com/investor - relations . Copies of the documents filed with the SEC by Equitrans may be obtained free of charge on Equitrans' website at www . ir . equitransmidstream . com . PARTICIPANTS IN SOLICITATION EQT and Equitrans and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus . Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2023 and its Definitive Proxy Statement on Schedule 14 A that was filed with the SEC on March 1 , 2024 . To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC . Information regarding Equitrans' directors and executive officers and their ownership of Equitrans' securities is set forth in Equitrans' filings with the SEC, including Equitrans' Annual Report on Form 10 - K for the fiscal year ended December 31 , 2023 and its Definitive Proxy Statement on Schedule 14 A that was filed with the SEC on March 4 , 2024 . To the extent such person’s ownership of Equitrans' securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC . Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available . You may obtain free copies of these documents as described in the preceding paragraph . NO OFFER OR SOLICITATION This presentation relates to the proposed transaction between EQT and Equitrans . This presentation is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended .

* * * * *

Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Parent’s and the Company’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Parent and the Company, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although Parent believes Parent’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction; the possibility that the shareholders of the Company may not adopt the merger agreement; the risk that Parent or the Company may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s common stock or the Company’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Parent and the Company to retain and hire key personnel, on the ability of Parent or the Company to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on Parent’s and the Company’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Parent and the Company, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the Company’s ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on Parent and the Company or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what Parent and the Company expect; the ability of management to execute its plans to meet its goals and other risks inherent in Parent’s and the Company’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Parent’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Parent’s or the Company’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in Parent’s and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond Parent’s and the Company’s control. Additional risks or uncertainties that are not currently known to Parent or the Company, that Parent or the Company currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Parent and the Company undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction between Parent and the Company, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Parent and the Company and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). Parent and the Company also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Parent or the Company may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Parent and the shareholders of the Company. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by Parent or the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com.

Participants in the Solicitation

Parent and the Company and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction between Parent and the Company. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.